

Mail Stop 3561

January 8, 2009

Mr. Fred M. Powell
Chief Financial Officer
BMP Sunstone Corporation
600 W. Germantown Pike
Suite 400
Plymouth Meeting, PA 19462

> **Re: BMP Sunstone Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 001-32980**

Dear Mr. Powell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the representations as requested in the closing paragraphs of our letter directly from the company.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11 Executive Compensation incorporated by reference from definitive proxy statement on Schedule 14A filed April 2, 2008

2. We note your response to prior comment two and the statement that you plan on providing in future Forms 10-K or definitive proxy statements, as applicable, "additional detail regarding the specific performance targets." It is unclear what particular performance target disclosure would be included. Please provide draft disclosure of the additional detail regarding specific performance targets, omitting what would be the numeric targets themselves.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

Cash Flow, page 19

3. We note your response to comment six from our comment letter dated December 4, 2008, including your description of the restrictions China places on the amount of cash (and other assets) that are legally permitted to be sent to the U.S. by a subsidiary of the Company formed under Chinese law. Please tell us the specific amount(s) of cash and notes receivable under such restrictions at September 30, 2008. Please add footnote disclosure describing the limitations on these funds, and revise your discussion within the 'Liquidity and Capital Resources' caption to more appropriately illustrate these limitations on your current assets.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact David Walz at (202) 551-3358 or Nasreen Mohammed at (202) 551-2772 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Joanne R. Soslow
fax (215) 963-5001